October 30, 2019

Ms. Christina DiAngelo Fettig

Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 333-171178 and 811-22504)

Dear Ms. DiAngelo Fettig:

You recently provided comments to one of my colleagues with respect to the May 31, 2019 Annual Report for the Tarkio Fund (the “Fund”).  This letter responds to those comments and is being submitted to you in a correspondence filing.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.

Comment:  Update the Fund’s website to ensure the most recent Annual Report and Prospectus are posted.

Response:  The Trust has updated the website to address your comment.

2.

Comment:  The Staff notes that the N-CSR filing did not include both certifications required by Rule 30a-2(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).  It appears the Trust inadvertently filed the certifications required by Rule 30a-2(b) twice.  Please file an amended N-CSR to include the missing certifications and update both certifications required by Rule 30a-2 of the 1940 Act to be current with this amendment filing.

Response:  The Trust has filed an amended N-CSR with the certifications required by Rule 30a-2 of the 1940 Act and such certifications have been updated accordingly.

3.

Comment:  The Staff noted that a NSAR-B was not filed for the period ended May 31, 2018.  The Staff acknowledges that the Trust was not required to file the NSAR-B for that period, but the Trust does need to file its internal control opinion for that period.  Please include a copy of the internal control opinion as part of this correspondence.

Response:  The Trust has attached as Exhibit A the “Report of the Independent Registered Accounting Firm” for the fiscal year ended May 31, 2018 to this correspondence.

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JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP  ●  John.Lively@Practus.com  ●  Practus.com

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

October 30, 2019

4.

Comment:  In the first sentence of “Management’s Discussion of Fund Performance” there is a reference to the Fund’s performance for the full year ended May 31, 2019 that does not match the Fund’s stated performance in the “Average Annual Returns” table and the “Financial Highlights” table.  Please clarify the inconsistency in the reported performance numbers.

Response:  The first sentence of “Management’s Discussion of Fund Performance” included an incorrect performance number.  The Trust has discussed the error with the adviser and will implement additional procedures to ensure the accuracy of the performance numbers included in the letter to shareholders.

5.

Comment:  The Staff notes that in “Management’s Discussion of Fund Performance” there is a listing of portfolio holdings that make up more than 5% of the Fund’s portfolio and when you total all of those holdings they represent approximately 62% of the Fund’s total portfolio.  Please confirm that the Fund is in compliance with regulated investment company (RIC) diversification requirements at the fiscal year-end.

Response:  The Trust confirms that the Fund was in compliance with the RIC diversification requirements at fiscal year-end.

6.

Comment:  The Staff notes that YRC Worldwide, Inc. is listed as an “affiliated company” in the Schedule of Investments and in Note 3 to Financial Statements.  The Staff further notes that Regulation S-X requires additional disclosure as it relates to this investment.  Rule 6-04 of Regulation S-X requires the Fund to disclose in the Statements of Assets and Liabilities the dollar amounts invested in affiliates and non-affiliates (at cost and at value).  In addition, Rule 6-07 of Regulation S-X requires the Fund to disclose in the Statement of Operations the realized and unrealized gains/losses on investments in affiliated companies.  If the Fund continues to invest in affiliated companies, please include all the information required by Regulation S-X on such investments in future financial statements.

Response:  The Trust will work with its service providers and its independent public accountants to ensure future financial statements comply with the requirements of Regulation S-X, in particular as it relates to investments in affiliates.

7.

Comment:  Note 4 to the Financial Statements indicates the Trust has entered into a services agreement with the adviser to the Fund.  Please list the services covered under the services agreement.  In addition, please confirm that the adviser is current on all its payments to the service provider(s) providing such services to the Trust.

Response:  Under the Services Agreement the adviser is obligated to provide executive and administrative services, assist in the preparation of the Trust’s tax returns and various reports to shareholders, and provide non-investment related statistical and research data.  In addition, the Adviser is also obligated to pay for certain operational expenses of the

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Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

October 30, 2019

Fund including those related to transfer agency, fund accounting, audit, legal and chief compliance officer services.

The adviser is current on all its payments to the various service providers providing the noted services to the Trust.

8.

Comment: The Staff reiterates a previous comment provided to the Trust in October of 2016 as it relates to Item 4(e)(2) of the Form N-CSR - please revise the bolded heading from “Percentages of Services Approved by the Audit Committee” to “Percentages of Services for which the Pre-Approval Requirement is Waived.”

Response:

The Trust will make this adjustment to future shareholder reports.

* * * * * * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

October 30, 2019

Exhibit A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Tarkio Fund and

Board of Trustees of Clark Fork Trust

In planning and performing our audit of the financial statements of Tarkio Fund (the “Fund”), a series of Clark Fork Trust, as of and for the year ended May 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund’s internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls.  A fund’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP).  A fund’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and trustees of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Fund’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Fund’s internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).  However, we noted no deficiencies in the Fund’s internal control over financial reporting and its operation, including controls over safeguarding securities that we consider to be a material weakness as defined above as of May 31, 2018.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

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Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

October 30, 2019

COHEN & COMPANY, LTD.

Cleveland, Ohio

July 25, 2018

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